
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8- 53312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** AND ENDING **12/31/07**
                                   MM/DD/YY.   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hedge Fund Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Hudson Place, Suite 1 North
                            (No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Jahre   646-747-5227
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Giovanniello, Raymond
                    (Name – if individual, state last, first, middle name)

100 Merrick Road, Suite 206W	Rockville Centre,	NY	11570
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Howard Jahre_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Hedge Fund Capital Partners, LLC_____ , as of __December 31_____ , 20 _07___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Managing Member_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HEDGE FUND CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

HEDGE FUND CAPITAL PARTNERS, LLC

DECEMBER 31, 2007

TABLE OF CONTENTS

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414   Fax 516-887-0574

INDEPENDENT AUDITORS' REPORT

To the Members of
Hedge Fund Capital Partners, LLC

We have audited the accompanying statement of financial condition of Hedge Fund Capital Partners, LLC (the "Company"), as at December 31, 2007, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting, accordingly we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hedge Fund Capital Partners, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 25, 2008

HEDGE FUND CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$151,894
Receivable from broker-dealer and clearing organizations	7,945
Due from clearing firm (Note 3)	10,601
Prepaid expenses	47,160
Fixed assets at cost, less accumulated depreciation of $37,927 (Notes 2 & 5)	59,995
Intangible asset at cost, less accumulated amortization of $4,500 (Note 2)	5,500
Total assets	**$283,095**

LIABILITIES AND MEBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$77,749
Loan payable (Note 4)	72,433
Total liabilities	150,182
Members' equity	132,913
Total liabilities and members' equity	$283,095

The accompanying notes are an integral part of these financial statements

HEDGE FUND CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commission income	$1,109,041
Capital raising income	1,391,564
Other income	224,300
Total revenues	2,724,905
Expenses:	
Employee compensation and benefits	609,901
Commissions, execution and clearing costs	548,991
Capital raising expenses	1,029,945
Communications and data processing	56,397
Other expenses	770,520
Total expenses	3,015,754
Net loss	($290,849)

The accompanying notes are an integral part of these financial statements

HEDGE FUND CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$158,762
Capital contributions	265,000
Net loss	(290,849)
Balance, December 31, 2007	$132,913

The accompanying notes are an integral part of these financial statements

- 4 -

HEDGE FUND CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($290,849)
Adjustment to reconcile net income to cash	
provided by operating activities:	
Depreciation and amortization	14,513
(Increase) decrease in assets:	
Deposit - clearing broker	29,999
Receivable from broker-dealer and clearing organizations	36,069
Due from clearing firm	(10,601)
Prepaid expenses	16,787
Increase (decrease) in liabilities	
Accounts payable	42,317
Loan payable	26,903
Net cash used by operating activities	(134,862)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(12,227)
Net cash used by investing activities	(12,227)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net proceeds from capital contributions	265,000
Net cash provided by financiang activities	265,000
NET INCREASE IN CASH	117,911
CASH, January 1, 2007	33,983
CASH, December 31, 2007	$151,894

The accompanying notes are an integral part of these financial statements

1. **Organization**

   Hedge Fund Capital Partners, LLC (the "Company") commenced operations on May 20, 2005 and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

2. **Summary of Significant Accounting Policies**

   a) Basis of Presentation

      The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including capital raising and commission transactions.

   b) Use of Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   c) Income Taxes

      The Company is not subject to federal income tax. The Company files an annual partnership information return with the Internal Revenue Service that reports the results of operations. Individual members will report their distributive share of the Company's taxable income or loss on their tax return.

2.   **Summary of Significant Accounting Policies (Continued)**

    d)   Commissions

        Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

    e)   Depreciation and Amortization

        Equipment and software are stated at cost. Depreciation is computed primarily using the straight line method over the estimated useful lives of the related assets.

3.   **Due from Clearing Broker**

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2007, the receivable from the clearing broker, as reflected on the statement of financial condition consisted substantially of cash due from this clearing broker.

4.   **Loan Payable**

The Company has a $100,000 line of credit with a bank at a floating rate of interest, which is currently at 8.75%. The balance for this line of credit as of December 31, 2007 is $72,433.

5.   **Equipment and Software, Net**

Equipment and software consist of the following:

Website	$ 7,000
Furniture and fixtures	38,641
Computers	52,280
	97,921
Less: Accumulated depreciation	(37,927)
	$59,995

Depreciation and amortization expense for the year ended December 31, 2007 was $14,513.

6.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net Capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $20,258 which was $10,246 in excess of its required net capital of $10,012. The Company's net capital ratio was 7.41 to 1.

7.   **Off-Balance Sheet Risk**

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) of failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

8.   **Contingency**

The Company is subject to an ongoing inquiry by FINRA. In connection with such inquiry, the Company is cooperating with FINRA and complying with FINRA requests for information and documents. The Company has retained counsel to represent its interests.

9.   **Subsequent Event**

On January 31, 2008 an owner of the Company forgave $10,000 for reimbursed expenses that was owed to him by the company. These expenses were incurred and accrued by the Company at December 31, 2007. These financial statements do not reflect the forgiveness of this liability.

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414   Fax 516-887-0574

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION
REQUIRED BY 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Members
Hedge Fund Capital Partners, LLC
New York, NY

We have audited the accompanying financial statements of Hedge Fund Capital Partners, LLC, as of and for the year ended December 31, 2007 and have issued our report thereon dated February 25, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 25, 2008

HEDGE FUND CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net capital	
Total members' equity	$132,913
Less non-allowable assets:	
Prepaid expenses	47,160
Fixed assets - net	59,995
Intangible assets - net	5,500
Total non-allowable assets	112,655
Net capital	$20,258
Aggregate indebtedness:	
Accounts payable and accrued expenses	$150,182
Total aggregate indebtedness	$150,182
Computation of basic net capital requirement:	
Minimum net capital required	$10,012
Excess net capital	$10,246
Excess net capital at 1000% percent	$5,240
Ratio: aggregate indebtedness to net capital	7.41 to 1

Reconciliation with compnay's computation (included in part IIA of form
X-17A-5(a) as of December 31, 2007):

Net capital, as reported in Company's Part II(unaudited) FOCUS report	$19,645
Audit adjustments liabilities-(increase)decrease:	
Accounts payable and accrued expenses	613
Net capital per above	$20,258

The accompanying notes are an integral part of these financial statements

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414   Fax 516-887-0574

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Hedge Fund Capital Partners, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Hedge Fund Capital Partners, LLC (the "Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Giovanniello, CPA
Rockville Centre, New York
February 25, 2008

END